

05073067

ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ORIGINAL

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 000-51514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Equitable Federal Savings Bank of Grand Island Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Equitable Financial Corp.
113-115 North Locust Street
Grand Island, NE 68801



REQUIRED INFORMATION

Item 1-3. The Equitable Federal Savings Bank of Grand Island Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report is filed herewith.

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2003

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2003 or fiscal plan year beginning 07/01/2003 , and ending 06/30/2004 ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ______

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
EQUITABLE FEDERAL SAVINGS BANK OF GRAND ISLAND 401(K) PS PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 07/01/1993

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
EQUITABLE FEDERAL SAVINGS BANK
GRAND ISLAND

113-115 N. LOCUST ST.

GRAND ISLAND NE 68801

2b Employer Identification Number (EIN) 47-0151910

2c Sponsor's telephone number 308-382-3136

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE Joanne Roush-Holmes 1/6/05 Joanne Roush-Holmes
Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE Richard L. Harbaugh 1/7/05 RICHARD L. HARBAUGH
Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	64
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	54
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	9
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	63
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	63
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	63
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i	*If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)*	**7i**	3

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)

- **(1)** [X] Insurance
- **(2)** [ ] Code section 412(i) insurance contracts
- **(3)** [X] Trust
- **(4)** [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

- **(1)** [X] Insurance
- **(2)** [ ] Code section 412(i) insurance contracts
- **(3)** [ ] Trust
- **(4)** [ ] General assets of the sponsor

v6.1





Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]		R	(Retirement Plan Information)
(2)	[X]	1	T	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______

(3)	[ ]		B	(Actuarial Information)
(4)	[ ]		E	(ESOP Annual Information)
(5)	[X]		SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	[ ]		H	(Financial Information)
(2)	[X]		I	(Financial Information – Small Plan)
(3)	[X]	1	A	(Insurance Information)
(4)	[ ]		C	(Service Provider Information)
(5)	[X]		D	(DFE/Participating Plan Information)
(6)	[ ]		G	(Financial Transaction Schedules)
(7)	[X]	1	P	(Trust Fiduciary Information)

v6.1





SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2003
This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning 07/01/2003 , and ending 06/30/2004

A Name of plan EQUITABLE FEDERAL SAVINGS BANK OF GRAND ISLAND 401(	**B** Three-digit plan number ► 001
C Plan sponsor's name as shown on line 2a of Form 5500 EQUITABLE FEDERAL SAVINGS BANK OF GRAND ISLAND	**D** Employer Identification Number 47-0151910

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	1095125	1460826
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	1095125	1460826
2 Income, Expenses, and Transfers for this Plan Year:		**(a) Amount**	**(b) Total**
a Contributions received or receivable			
(1) Employers	2a(1)	108273	
(2) Participants	2a(2)	137833	
(3) Others (including rollovers)	2a(3)	12924	
b Noncash contributions	2b		
c Other income	2c	130998	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		390028
e Benefits paid (including direct rollovers)	2e	24047	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Other expenses	2h	280	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		24327
j Net income (loss) (subtract line 2i from line 2d)	2j		365701
k Transfers to (from) the plan (see instructions)	2k		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	





Official Use Only

		Line	Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d		X	
e	Participant loans	3e	X		46845
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

	During the plan year:	Line	Yes	No	Amount
4a	*Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)*	4a		X	
b	*Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance*	4b		X	
c	*Were any leases to which the plan was a party in default or classified during the year as uncollectible?*	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1230000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	*Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?*	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, *mortgage, parcel of real estate, or partnership/joint venture interest?*	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	*Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)*	4k	X		

5a *Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year* ☐ Yes ☒ No **Amount**

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. *(See instructions.)*

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

v6.1





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: November 28, 2005

Equitable Federal Savings Bank of Grand Island Employees' Savings and Profit Sharing Plan and Trust



Plan Administrator

00265001.DOC